Hennion & Walsh, Inc.
2001 Route 46, Waterview Plaza
Parsippany, New Jersey 07054

June 25, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Filing Desk

Re: Smart Trust, Argus Select 30 Equity Total Return Trust, Series 1

(File No. 333-195945) (CIK# 1607400)

Ladies and Gentlemen:

The undersigned, Smart Trust, Argus Select 30 Equity Total Return Trust, Series 1 (the “Trust”), by Hennion & Walsh, Inc., as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable today or as soon thereafter as possible.

Very truly yours,

Smart Trust, Argus Select 30 Equity Total Return Trust, Series 1

By: Hennion & Walsh, Inc.

By                 /s/ KEVIN D. MAHN

Kevin D. Mahn

Authorized Signator

SRA/lew